

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 13, 2016

Via E-mail
Daniel J. Brennan
Executive Vice President and Chief Financial Officer
Boston Scientific Corporation
300 Boston Scientific Way
Marlborough, Massachusetts 01752-1234

> **Re:** **Boston Scientific Corporation**
> **Form 8-K dated July 28, 2016**
> **Filed July 28, 2016**
> **File No. 001-11083**

Dear Mr. Brennan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery